UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated as of May 6, 2002

NETIA HOLDINGS S.A.

(Translation of registrant's name into English)

UL. POLECZKI 13
02-822 WARSAW, POLAND

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes ☐ No ☑

EXPLANATORY NOTE

Attached are the following items:

1. Press Release, dated May 6, 2002.

This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 9, 2001 (File No. 333-13480).

netia

FOR IMMEDIATE RELEASE

Contact: Anna Kuchnio (IR)
+48-22-330-2061
Jolanta Ciesielska (Media)
+48-22-330-2407
Netia
- or -
Jeff Zelkowitz
Taylor Rafferty, London
+44-20-7936-0400
- or -
Andrew Saunders
Taylor Rafferty, New York
212-889-4350

NETIA HOLDINGS S.A. REPORTS 2002 FIRST QUARTER RESULTS

Warsaw, Poland – May 6, 2002 – Netia Holdings (NASDAQ: NTIAQ; WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services, today announced unaudited financial results for the first quarter of 2002.

Financial Highlights:

- **Revenues** for Q1 2002 amounted to PLN 146.6m (US$35.5m), a year-on-year increase of 19%.
- **EBITDA** for Q1 2002 amounted to PLN 30.1m (US$7.3m), a year-on-year increase of 99%. EBITDA margin for Q1 2002 reached 20.5%.
- Cash at March 31, 2002 amounted to PLN 389.2m (US$94.2m), excluding restricted investments of PLN 49.1m (US$11.9m).
- **Consolidated shareholders' equity** at the end of Q1 2002 was negative PLN 588.7m or US$142.5m.
- **Restructuring Agreement** with regard to economic terms of debt restructuring was reached and signed by Netia, Telia AB, Warburg Pincus, certain financial creditors and the Ad Hoc Committee of Noteholders on March 5, 2002. The terms of the restructuring include the exchange of Netia's existing Notes and swap claims for new notes with an aggregate principal amount of EUR 50m and ordinary shares representing 91% of our share capital immediately post-restructuring. The existing Netia shareholders would retain 9% ownership and receive warrants to acquire shares representing 15% of Netia's post-restructuring share capital (after the provision of shares representing 5% of our ordinary share capital for a key employee stock option plan).
  - **All necessary share and warrant issuances** with regard to Netia's reorganisation have been approved by its shareholders. On April 5, 2002, Netia filed with the Polish Securities and Exchange Commission a prospectus relating to the issuance and registration of shares in relation to the Restructuring Agreement.
  - **Consents from Holders of over 90% of the Notes** to the terms of the restructuring were received as of March 31, 2002.

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- **Arrangement proceeding in Poland** was opened with respect to Netia Telekom S.A., one of Netia's subsidiaries, on April 22, 2002. Netia is currently awaiting the opening of proceedings for Netia Holdings S.A. and another of its subsidiaries, Netia South Sp. z o.o.

Operational Highlights:

- **Netia's nationwide backbone network** stretched to 3,300 km as of March 31, 2002.
- **Subscriber lines** amounted to 342,288 net of churn and disconnections, a year-on-year increase of 4%.
- **Business customer lines** amounted to 100,563, a year-on-year increase of 22%. The business segment reached 29.4% of total subscriber lines while year-to-date revenues from business customers accounted for 57.1% of telecom revenues as of March 31, 2002.
- **Average revenue per line** increased by 8% to PLN 130 in March 2002, compared to PLN 120 in March 2001.
- **An integrated customer relationship management (CRM) system "CORE"** was launched on April 7, 2002 as the first integrated CRM solution of any Polish telecom operator.
- **Headcount** decreased to 1,362 at March 31, 2002 from 1,536 at December 31, 2001, as a result of management's program of cost reduction initiated in August 2001.

Other Highlights:

- **Changes within Netia's Supervisory Board.** Effective March 12, 2002 Przemyslaw Jaronski was elected to Netia's Supervisory Board, in order to represent the Ad Hoc Committee of Noteholders.

Kjell-Ove Blom, Acting CEO and Chief Operating Officer commented: "Our cost savings and increased efficiency program is producing results and has contributed to our EBITDA growth and margin year-on-year. Netia also continues its track record of innovation with new product launches such as IN services and introduction of the first integrated CRM system of any Polish operator, which will contribute to future operational efficiency and customer service improvements.

"Our efforts have been focused on Netia's debt restructuring process, completion of which would position us to continue to execute our long-term strategy as Poland's largest alternative telecommunications operator.

"In the quarter Netia experienced a slight overall decline of 0.4% in ringing lines. This is mainly the result of churn by customers impacted by the deterioration of the Polish economy and customers moving outside of Netia's coverage as well as low sales to residential customers. In addition, we refrained from launching any new sales campaigns during the quarter, given the uncertainties that prevailed prior to the consensual agreement with our bondholders on Netia's new capital structure. Nevertheless, we achieved a net increase in business customers, which now represent 29.4% of subscriber lines and 57.1% of telecom revenues, reflecting our intensified focus on corporate and SME markets."

Avi Hochman, Chief Financial Officer of Netia, added: "Netia has achieved substantial 99% year-on-year growth in EBITDA and an EBITDA margin of 20.5% as our cost reduction and increased efficiency program makes headway. Both revenues and EBITDA saw modest increases compared to the fourth quarter. Between Q1 2002 and Q4 2001 our cash position decreased by PLN 97.7m due to the settlement of a swap transaction with JPMorgan Chase Bank, the purchase of fixed assets and the restructuring costs.

"More importantly, Netia's debt restructuring proposal has now been accepted by over 90% of the bondholders. We are moving to implement the swap of debt for equity. This will establish a solid capital structure and foundation to enable Netia's future healthy development."

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Financial Information

2002 Q1 vs. 2001 Q1

Revenues increased by 19% to PLN 146.6m (US$35.5m) for Q1 2002 compared to PLN 122.9m for Q1 2001.

Revenues from telecommunications services increased by 22% to PLN 140.8m (US$34.1m) in Q1 2002 from PLN 115.3m in Q1 2001. The increase was primarily attributable to an increase in total number of subscriber lines coupled with an increase in average revenue per line associated with the increase in business mix of lines as well as introduction of new products. The total number of subscriber lines increased by 4% to 342,288 at March 31, 2002 from 328,728 at March 31, 2001 while the overall increase in average monthly revenue per line was 8% to PLN 130 (US$31) for March 2002, compared to PLN 120 for March 2001.

EBITDA increased by 99% to PLN 30.1m (US$7.3m) in Q1 2002 compared with PLN 15.2m for Q1 2001. EBITDA margin for Q1 2002 increased to 20.5% from 12.3% for Q1 2001.

"Other operating expenses" amounted to PLN 85.0m (US$20.6m) and represented 58% of total revenues in Q1 2002, compared to 61% in Q1 2001, with salaries and benefits being the main item. The level of salaries and benefits increased in Q1 2002 in comparison to Q1 2001 mainly as a result of severance payments of PLN 0.9m and bonus provisions of PLN 2.5m created in accordance with the Key Employee Retention Plan bonus scheme based on the Restructuring Agreement and agreed upon by the Supervisory Board and Ad Hoc Committee of Noteholders.

Interconnection charges increased by 4% to PLN 29.4m (US$7.1m) in Q1 2002 from PLN 28.4m in Q1 2001. Interconnection charges as a percentage of calling charges decreased to 29% from 33%, reflecting the increased proportion of traffic carried through Netia's own backbone network.

Amortization of goodwill and other intangible assets increased to PLN 18.3m (US$4.4m) in Q1 2002 from PLN 15.1m in Q1 2001, mainly as a result of increased amortization of computer software as well as amortization of the Warsaw metropolitan license, which became operational in March 2001.

Depreciation of fixed assets increased by 26% to PLN 48.8m (US$11.8m) in Q1 2002, from PLN 38.8m in Q1 2001, as the construction stage of additional parts of the network was completed.

Net financial expenses increased to PLN 207.7m (US$50.3m) in Q1 2002 from PLN 20.3m in Q1 2001 due to foreign exchange losses resulting from the depreciation of the Polish zloty against the euro and dollar in Q1 2002 compared to the zloty's appreciation in Q1 2001 as well as higher interest costs connected with senior notes issued by Netia.

Net loss amounted to PLN 245.4m (US$59.4m) in Q1 2002, compared to a net loss of PLN 56.8m in Q1 2001. The higher loss was mainly attributable to an increase in net financial expenses and unrealized foreign exchange losses.

Cash used in investing activities decreased by 69% to PLN 92.1m (US$22.3m) in Q1 2002, from PLN 294.1m in Q1 2001, in accordance with the revised business plan approved in late 2001.

Cash and cash equivalents at March 31, 2002 amounting to PLN 389.2m (US$94.2m) were available to fund Netia's operations. The Company also had deposits in escrow amounting to PLN 49.1m (US$11.9m) at March 31, 2002 designed to service the interest payments on its 2000 Senior Notes in June 2002. In accordance with the Restructuring Agreement, these deposits will be transferred to the Company at the completion of restructuring.

Operational Review

Connected lines at March 31, 2002 increased by 0.2% to 527,562 lines, up from 526,402 lines at December 31, 2001. The number of connected lines decreased in comparison with the number reported for Q1 2001 due to the write-off of 70,200 lines recorded in the third quarter of 2001.

Subscriber lines in service increased by 4% to 342,288 at March 31, 2002 from 328,728 at March 31, 2001 and decreased by 0.4% from 343,802 at December 31, 2001. The number of subscriber lines is net of customer churn and disconnections of defaulting payers by the Company, which amounted to 7,145 and 7,299, respectively. The recorded churn was mostly a result of customers affected by the deterioration of Polish economic conditions, the uncertainties surrounding Netia's financial situation and customers moving outside the coverage of Netia's network.

Business lines as a percentage of total subscriber lines reached 29.4%, up from 25.0% at March 31, 2001 and 28.5% at December 31, 2001, reflecting the intensified focus on the corporate and SME market segments. Business customers accounted for all net additions in the quarter while the residential segment saw net disconnections. Revenues from business customers accounted for 57.1% of telecommunications revenues in Q1 2002.

Business customer lines in service increased by 22% to 100,563 at March 31, 2002 from 82,145 at March 31, 2001 and by 3% from 97,994 at December 31, 2001.

Average monthly revenue per line grew by 8% to PLN 130 (US$31) in March 2002, compared to PLN 120 in March 2001 and by 7% from PLN 122 in December 2001.

Average monthly revenue per business line amounted to PLN 251 (US$61) in March 2002, representing a 12% increase from PLN 225 in December 2001 and a 1% decrease from PLN 254 in March 2001.

Average monthly revenue per residential line increased by 5% to PLN 79 (US$19) in March 2002 from PLN 75 in March 2001 and decreased by 2% from PLN 81 in December 2001.

An integrated customer relationship management (CRM) system was launched in April 2002, the first integrated CRM system of any Polish telecom operator. This new initiative is designed to increase Netia customers' satisfaction while further reducing operating costs.

Intelligent Network (IN) services, including new free-phone and split-charge service offerings, were launched in February 2002. Netia is the first domestic long distance operator among the three competitors to the incumbent TP S.A. to launch IN services.

Netia's nationwide backbone network connecting Poland's twelve largest urban areas now stretches to 3,300 kilometers and consists of 2,250 kilometers of fiber and 1,050 kilometers of leased lines. Netia is constructing additional infrastructure, planned for completion in 2002, of approximately 960 kilometers to replace most of the present leased lines.

Headcount at March 31, 2002 was 1,362, compared to 1,635 at March 31, 2001 and 1,536 at December 31, 2001. During 2001 Netia made announcements on headcount reductions of approximately 20%, and finalization of this program is being carried out.

The number of active lines in service per employee increased by 21% to an average of 249 in Q1 2002, from 206 in Q1 2001. Monthly average telecommunications revenue per employee increased by 41% to PLN 34,357 in Q1 2002 from PLN 24,376 in Q1 2001.

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License payments. The Polish Minister of Infrastructure decided on January 19, 2002 to postpone the payment of license fee installments of certain Netia operating subsidiaries, originally due in November and December 2001, until June 30, 2002. The total amount of the deferred installments is approximately EUR 33 million. The Minister of Infrastructure also established deferral fees, in the total amount of approximately PLN 9 million, for the re-scheduled license fee payments, payable on June 30, 2002. In May 2001, certain of our subsidiaries applied to the Ministry of Communications and the President of the Office for Regulation of Telecommunication ("URT") for confirmation that remaining license fee installments are not due and requesting the return of EUR 92 million in license fees paid by such subsidiaries. In parallel, Netia applied for a return of EUR 24 million in license fees paid for its domestic long distance license in April 2001.

Key Figures

PLN'000	1Q02	4Q01	3Q01	2Q01	1Q01
Revenues	146,560	144,868	136,789	134,278	122,916
EBITDA before Millennium allowance	30,090	29,294	17,745	15,973	15,154
Margin %	20.5%	20.2%	13.0%	11.9%	12.3%
EBITDA after Millennium allowance	30,090	29,264	801	15,973	15,154
Margin %	20.5%	20.2%	0.6%	11.9%	12.3%
Net loss before FX	(142,078)	(516,166)	(495,795)	(160,059)	(133,027)
Net profit / (loss) after FX	(245,407)	(286,409)	(761,020)	(45,031)	(56,757)
Net debt**	3,063,715	2,862,423	2,775,926	2,430,291	2,255,963
EBIT	(36,974)	(57,940)	(383,261)	(48,984)	(38,714)

US$'000*	1Q02	4Q01	3Q01	2Q01	1Q01
Revenues	35,468	35,059	33,104	32,496	29,746
EBITDA before Millennium allowance	7,282	7,089	4,294	3,866	3,668
Margin %	20.5%	20.2%	13.0%	11.9%	12.3%
EBITDA after Millennium allowance	7,282	7,082	194	3,866	3,668
Margin %	20.5%	20.2%	0.6%	11.9%	12.3%
Net loss before FX	(34,384)	(124,916)	(119,986)	(38,736)	(32,194)
Net profit / (loss) after FX	(59,390)	(69,313)	(184,173)	(10,898)	(13,736)
Net debt**	741,443	692,728	671,795	588,149	545,960
EBIT	(8,948)	(14,022)	(92,752)	(11,855)	(9,369)

* The US$ amounts shown in this table and in the entire document have been translated using the exchange rate of PLN 4.1321 = US$1.00, the average rate announced by the National Bank of Poland at March 31, 2002. These figures are included for convenience only.

** Net debt is defined as long term debt, including its current portion, less cash, restricted cash and both long and short term portion of escrow accounts.

Key operational indicators

Time periods:	1Q02	4Q01	3Q01*	2Q01	1Q01
Network data					
Number of connected lines (cumulative)	527,562	526,402	519,035	576,012	553,798
Subscriber data					
Subscriber lines (cumulative)	342,288	343,802	343,634	338,338	328,728
Total net additions	(1,514)	168	5,296	9,610	7,655
Business net additions	2,569	4,281	5,721	5,847	1,008
Business subscribers (cumulative)	100,563	97,994	93,713	87,992	82,145
Business mix of total subscriber lines	29.4%	28.5%	27.3%	26.0%	25.0%
Average monthly revenue per line (PLN)	130	122	122	121	120
Average monthly revenue per business line (PLN)	251	225	243	239	254
Average monthly revenue per residential line (PLN)	79	81	76	80	75

* Following the general outline of the ten-year business plan and strategy to focus on providing services to business customers approved in late 2001, the number of connected lines reported for the third quarter 2001 has been recalculated in order to reflect the write-off of 70,200 connected lines due to the future limited utilization of certain existing parts of Netia's local access network.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002 and it Current Report on Form 6-K filed with the Commission on April 3, 2002. The Company undertakes no obligation to publicly update or revise any forward-looking statements.

(Tables to Follow)

Income statement (according to IAS), *unaudited*

(PLN in thousands unless otherwise stated)

Time periods:	1Q02	4Q01	1Q01
Telecommunications revenue	140,757	139,269	115,277
Other revenue	5,803	5,599	7,639
Total revenues	**146,560**	**144,868**	**122,916**
Interconnection charges	(29,382)	(32,473)	(28,386)
Cost of equipment	(2,077)	(703)	(4,403)
Other operating expenses	(85,011)	(82,398)	(74,973)
EBITDA before exceptional items	**30,090**	**29,294**	**15,154**
Millennium allowance	0	(30)	0
EBITDA after exceptional items	**30,090**	**29,264**	**15,154**
Margin (%)	20.5%	20.2%	12.3%
Depreciation of fixed assets	(48,774)	(46,071)	(38,762)
Amortization of intangible assets	(18,290)	(21,747)	(8,813)
Amortization and impairment of goodwill	0	0	(6,293)
Impairment provision for fixed assets	0	(19,386)	0
EBIT	**(36,974)**	**(57,940)**	**(38,714)**
Margin (%)	-25.2%	-40.0%	-31.5%
Net financial income / (expenses)	(207,677)	159,305	(20,309)
Effect of default on long-term debt	0	(112,047)	0
Effect of canceling the swaps	0	(274,637)	0
Loss before tax	**(244,651)**	**(285,319)**	**(59,023)**
Tax charges	(651)	(998)	(296)
Minority share in (profit)/loss of subsidiaries	(105)	(92)	2,562
Net loss	**(245,407)**	**(286,409)**	**(56,757)**
Margin (%)	-167.4%	-197.7%	-46.2%
Loss per share (not in thousands)	(7.96)	(9.29)	(1.84)
Weighted average number of shares outstanding (not in thousands)	30,817,291	30,817,291	30,817,291

Note to financial expenses			
Net Interest Expense	(104,348)	(99,767)	(89,520)
Net Foreign Exchange gains / (losses)	(103,329)	229,757	76,270
Fair value losses on cross currency swap transactions	0	0	(7,059)
Other financial income / (expenses)	0	29,315	0

Balance sheet (according to IAS, *unaudited*)

(PLN in thousands unless otherwise stated)

Time Periods	March 31, 2002	December 31, 2001
Cash and cash equivalents	389,199	486,946
Restricted investments	49,074	47,500
Accounts receivable		
Trade, net	89,374	91,838
Government	8,634	15,179
Other, net	3,905	3,510
Inventories	2,180	1,708
Prepaid expenses	15,304	9,358
Total current assets	**557,670**	**656,039**
Investments	1,062	1,949
Fixed assets, net	2,430,918	2,454,309
Computer software, net	93,501	82,944
Licenses, net	681,233	695,149
Other long term assets	34,444	13,957
Total non-current assets	**3,241,158**	**3,248,308**
TOTAL ASSETS	**3,798,828**	**3,904,347**
Current maturities of long term debt	3,501,988	3,396,869
Short term liabilities for licenses	176,215	165,613
Accounts payable and accruals		
Trade	113,475	170,779
Liability connected with swaps cancellation	203,444	224,907
Accruals and other	267,292	163,561
Deferred income	6,195	7,495
Total current liabilities	**4,268,609**	**4,129,224**
Long term liabilities for licenses	93,162	92,764
Total non-current liabilities	**93,162**	**92,764**
Minority interest	25,712	25,607
Share capital	203,285	203,285
Share premium	1,713,865	1,713,865
Treasury shares	(3,611)	(3,611)
Accumulated deficit	(2,502,194)	(2,256,787)
Total shareholders' deficit	**(588,655)**	**(343,248)**
TOTAL LIABILITIES AND DEFICIT	**3,798,828**	**3,904,347**

Cash flow statement (according to IAS), ***unaudited***

(PLN in thousands unless otherwise stated)

Time periods:	1Q02	4Q01	1Q01
Net Loss	(245,407)	(286,409)	(56,757)
Depreciation and amortization of goodwill	67,064	67,818	53,868
Amortization of discount on notes	0	11,821	30,712
Minority interest	105	92	(2,562)
Impairment provision for fixed assets	0	19,386	0
Effect of default on long-term debt	0	112,047	0
Effect of canceling of swap transactions	0	274,637	0
Allowance for debtors subject to court settlements	0	30	0
Interest expense accrued on long term debt	102,995	53,623	73,151
Interest expense accrued on license liabilities	4,969	7,885	2,375
(Increase)/decrease in long term assets	(20,487)	(8,740)	500
Foreign exchange (gains) / losses	103,788	(235,587)	(70,714)
Change in working capital	(3,490)	6,904	10,229
Net cash provided by operating activities	**9,537**	**23,507**	**40,802**
Purchase of fixed assets and computer software	(92,062)	(68,898)	(239,362)
(Increase) / decrease of investments	0	0	8,500
Purchase of minority interest	0	0	(59,193)
Payments for licenses	0	0	(3,998)
Net cash used in investing activities	**(92,062)**	**(68,898)**	**(294,053)**
Payment of interest on long term debt	0	(56,135)	0
Increase in restricted cash	0	7,135	0
Payment for cancellation of swap transactions	(29,279)	(22,460)	0
Net cash used in financing activities	**(29,279)**	**(71,460)**	**0**
Effect of exchange rate change on cash and cash equivalents	14,057	(39,591)	(43,704)
Net change in cash & cash equivalents	**(97,747)**	**(156,442)**	**(296,955)**
Cash & cash equivalents at the beginning of the period	486,946	643,388	1,142,850
Cash & cash equivalents at the end of the period	389,199	486,946	845,895

# # #

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2002

NETIA HOLDINGS S.A.

By: ________________________
Name: Kjell-Ove Blom
Title: acting President

By: ________________________
Name: Avraham Hochman
Title: VP Finance